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                            February 11, 2022

       Richard F. Lark, Jr.
       Chief Financial Officer
       Gol Intelligent Airlines Inc.
       Pra  a Comandante Linneu Gomes, S/N, Portaria 3
       Jardim Aeroporto
       04626-020 S  o Paulo, S  o Paulo
       Federative Republic of Brazil

                                                        Re: Gol Intelligent
Airlines Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
January 24, 2022
                                                            File No. 001-32221

       Dear Mr. Lark, Jr. :

               We have reviewed your January 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2021 letter.

       Form 20-F for the fiscal year ended December 31, 2020

       Item 3. Key Information
       A. Selected Financial Data
       Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

   1. We note your response to prior comment 1, including your revisions to the calculations of
                                                        EBITDA and Adjusted
EBITDA. We also note you have provided a revised explanatory note on financial
results. Please provide the following:

                                                              Reconcile the
revised explanatory note on financial results included in your response to the previous
disclosure included in note 30 on page F-69 of the Form 20-F and
 Richard F. Lark, Jr.
Gol Intelligent Airlines Inc.
February 11, 2022
Page 2
              explain the changes.
                In footnote 3 to the table included in your response, you have disclosed that the interest line item is comprised of interest on financial investments, interest and costs on loans and financing and interest on leases. Clarify the components and related
              amounts that comprise the line items    Interest and costs on
loans and financing    and
                 Interest on Financial Investments.    Explain what these
amounts represent and why
              you believe these expenses should be classified as interest for purposes of calculating
              EBITDA.
                Based on the financial results note 30 on page F-69 of the Form 20-F, it appears the interest on financial investments is comprised of the line item Gains from financial
              investments    of $182,966 and the line item    Losses from
financial investments    of
              $(65,403). If true, please explain to us the basis for classifying these gains and losses
              as interest in the line item    Interest on Financial
Investments.
                Please revise your disclosure to include a footnote that identifies and quantifies the
              components included in the line item    Non-recurring results,
net    in your calculation
              of Adjusted EBITDA.

       You may contact Myra Moosariparambil at 202-552-2796 or Raj Rajan at 202-551-3388
with any questions.



FirstName LastNameRichard F. Lark, Jr.                          Sincerely,
Comapany NameGol Intelligent Airlines Inc.
                                                                Division of
Corporation Finance
February 11, 2022 Page 2                                        Office of
Energy & Transportation
FirstName LastName